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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  ________

                                 SCHEDULE 13D
                                (Rule 13d-101)


          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
     RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. 4)

                                  ________


                           BREAKAWAY SOLUTIONS, INC.
                               (Name of Issuer)

                  Common Stock, Par Value $.000125 Per Share
                        (Title of Class of Securities)

                                  105372 10 5
                                (CUSIP number)

                             Henry N. Nassau, Esq.
                     Managing Director and General Counsel
                         Internet Capital Group, Inc.
                               The 600 Building
                             435 Devon Park Drive
                                Wayne, PA 19087
                                (610) 989-0111
                    (Name, address and telephone number of
                     Person Authorized to Receive Notices
                              and Communications)

                                   Copy to:

                          Christopher G. Karras, Esq.
                                    Dechert
                           4000 Bell Atlantic Tower
                               1717 Arch Street
                     Philadelphia, Pennsylvania 19103-2793
                                (215) 994-4000

                                August 29, 2001
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_]

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CUSIP No. 105372 10 5
         -----------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    SS. Or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Internet Capital Group, Inc.  23-2996071
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             47,760,129 /1/
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          47,760,129 /1/
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      47,760,129
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      57.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
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1. This figure includes the following securities of Breakaway Solutions, Inc.
   (the "Issuer") and is computed on an as-converted basis in the case of convertible securities:
   (a) 17,726,138 warrants (the "Common Stock Warrants") held by ICG Holdings, Inc. ("ICGH") to initially purchase the same number of shares of the Issuer's common stock ("Common Stock");
   (b)   15,081,491 shares of common Stock held by ICGH;
   (c) 142,858 shares of the Issuer's Series A Preferred Stock (the "Preferred Stock") held by ICGH that are initially convertible into 14,285,800 shares of Common Stock; and
   (d) 6,667 warrants held by ICGH to purchase 6,667 shares of Preferred Stock (the "Preferred Stock Warrants"). Such shares of Preferred Stock are initially convertible into 666,700 shares of Common Stock.

CUSIP No. 105372 10 5

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    SS. Or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      ICG Holdings, Inc.   51-0396570
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             47,760,129 /1/
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          47,760,129 /1/
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      47,760,129
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      57.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

      1. This figure includes the Issuer's securities as set forth in Footnote 1 of page 2 of this Schedule.

     This Amendment No. 4 to Schedule 13D ("Amendment No. 4") relates to a
Schedule 13D filed with the Securities and Exchange Commission ("SEC") on January 26, 2001, Amendment No. 1 to Schedule 13D ("Amendment No. 1") filed with the SEC on January 26, 2001, Amendment No. 2 to Schedule 13D ("Amendment No. 2") filed with the SEC on February 23, 2001 and Amendment No. 3 to Schedule 13D ("Amendment No. 3") filed with the SEC on April 12, 2001. This Amendment No. 4 amends and supplements Amendment No. 3. Information in the Schedule 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3 remains in effect except to the extent that it is superseded by the information contained in a later amendment. Information given in response to each item shall be deemed to be incorporated by reference in all other items. Capitalized terms used but not defined in this Amendment No. 4 shall have the meanings ascribed to such terms in the Schedule 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3.

ITEM 1.  SECURITY AND ISSUER

     This Amendment No. 4 relates to the acquisition of the Preferred Stock Warrants. The Preferred Stock Warrants are exercisable at a price of $70 per Warrant and are initially exercisable for 666,700 shares of Common Stock.

     The exercise price of the Preferred Stock Warrants and the number of shares of Preferred Stock underlying the Preferred Stock Warrants are subject to adjustment upon certain events as described in the Preferred Stock Warrants.
The form of Preferred Stock Warrant is filed as Exhibit 1 hereto, and the terms of such warrant are incorporated herein by reference.

     The Issuer's principal address has changed to 1000 River Road, Suite 400, Conshohocken, PA 19428.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On July 3, 2001, SCP Private Equity Partners II, L.P., a Delaware limited partnership ("SCP"), entered into a guarantee arrangement (the "Guarantee") with Silicon Valley Bank ("SVB") whereby SCP agreed to guarantee the Issuer's obligations to SVB under the Loan and Security Agreement dated July 3, 2001 between the Issuer and SVB, and the Master Lease Agreement dated as of September 28, 1999 between the Issuer and SVB. SCP subsequently requested that ICGH indemnify SCP with respect to one-third (1/3) of any loss or liability SCP might suffer in connection with the Guarantee. In consideration for such indemnification, SCP has agreed to transfer to ICGH the Preferred Stock Warrants. The other terms of the arrangement between SCP and ICGH are set forth in the Indemnification Agreement dated August 29, 2001 by and among SCP, ICG, ICGH and the Issuer, which is attached hereto as Exhibit 2, and the terms of which are incorporated herein by reference.

ITEM 4.  PURPOSE OF TRANSACTION

     Pursuant to a letter agreement dated August 29, 2001, a copy of which is attached hereto as Exhibit 3 and the terms of which are incorporated herein by reference, ICGH and ICG terminated and waived all of their respective rights, duties and benefits owed to or enjoyed by either of them under any and all contracts, arrangements, relationships or other bases between ICGH and/or ICG with SCP by which (i) ICG and/or ICGH have or share voting power (which includes the power to vote or direct the voting of) or investment power (which includes the power to dispose or to direct the disposition of) over any equity security issued by the Issuer, and owned by SCP and (ii) SCP has or shares voting power (which includes the power to vote or direct the voting of) or investment power (which includes the power to dispose or to direct the disposition of) over any equity security issued by the Issuer and owned by ICGH or ICG.

     Except as set forth above, the Reporting Persons have not formulated any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

     (a)-(b) Without giving effect to the potential of any of the Preferred Stock Warrants or Common Stock Warrants, or conversion of any Preferred Stock into Common Stock, ICGH may be deemed to be the beneficial owner with the sole power to vote and dispose of a total of 15,081,491 shares of Common Stock (or approximately 26.8% of the Issuer's outstanding Common Stock). ICGH may also be deemed to be the beneficial owner of the Common Stock underlying the Common Stock Warrants, which would, if exercised, entitle ICGH to an additional 17,726,138 shares of Common Stock. ICGH may also be deemed to be the beneficial owner of the Common Stock underlying the Preferred Stock issuable upon exercise of the Preferred Stock Warrants. The Preferred Stock Warrants, if exercised, would entitle ICGH to 6,667 shares of Preferred Stock, which are initially convertible into 666,700 shares of Common Stock. ICGH may also be deemed to be the beneficial owner of the Common Stock underlying 142,858 shares of Preferred Stock that are initially convertible into 14,285,800 shares of Common Stock. Aggregating all of the shares of Common Stock that ICGH presently owns, together with all of the shares of Common Stock that it may directly or indirectly obtain upon exercise of the Common Stock Warrants, the exercise of the Preferred Stock Warrants and the conversion of the Preferred Stock into Common Stock, ICGH may be deemed to beneficially own 47,760,128 shares of the Issuer's Common Stock (or 57.3% of the outstanding Common Stock, computed in accordance with Rule 13d-3 of the Securities Exchange Act of 1934).

     Because ICGH is a wholly-owned subsidiary of ICG, ICG may be deemed to be the beneficial owner of all the securities described in the preceding paragraph, with ICG and ICGH sharing both voting and dispositive power over such securities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Except as described in Items 3, 4 and 5, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons, the Directors or Executive Officers, or among any of such persons and any other person, with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Form of Warrant to Purchase up to 6,667 Shares of Preferred Stock of Breakaway Solutions, Inc.

Exhibit 2  Indemnification Agreement dated August 29, 2001

Exhibit 3  Letter Agreement dated August 29, 2001

Exhibit 4  Joint Filing Agreement between ICG and ICGH

                                   Signature
                                   ---------

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: September 5, 2001            INTERNET CAPITAL GROUP, INC.


                                    By:      /s/ Henry N. Nassau
                                       -----------------------------------------
                                    Name:    /s/ Henry N. Nassau
                                          --------------------------------------
                                    Title: Managing Director and General Counsel
                                          --------------------------------------


                                    ICG HOLDINGS, INC.


                                    By:      /s/ Henry N. Nassau
                                        ----------------------------------------
                                    Name:    /s/ Henry N. Nassau
                                         ---------------------------------------
                                    Title:   Vice President and Secretary
                                           -------------------------------------